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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
 (Amendment No. 1)

CIDCO INCORPORATED (Name of Issuer)
COMMON STOCK, $.01 par value per share (Title of Class of Securities)
171768104 (CUSIP Number)
Samuel R. DeSimone, Jr. EarthLink, Inc. 1375 Peachtree Street, 7 North Atlanta, GA 30309 (404) 815-0770 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
With Copies to:
W. Tinley Anderson III, Esq. Hunton & Williams 600 Peachtree Street, N.E., Suite 4100 Atlanta, GA 30308-2216 (404) 888-4000
December 3, 2001 (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement
on Schedule 13G to report the acquisition that is the
subject of this Schedule 13D, and is filing this
schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g),
check the following box  / /.

CUSIP No. 171768104	13D	Page 2 of ___

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) EarthLink, Inc. 58-2511877

2	CHECK THE APPROPRIATE BOX IF A	(a)	/ /
	MEMBER OF A GROUP*	(b)	/x/

3	SEC Use Only

4	SOURCE OF FUNDS* WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)		/ /

6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7	SOLE VOTING POWER 11,224,576

		8	SHARED VOTING POWER 0

		9	SOLE DISPOSITIVE POWER 11,224,576

		10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,224,576

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		/ /

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 79.7 percent

14	TYPE OF REPORTING PERSON* CO

    This Amendment No. 1 amends and supplements the Schedule 13-D (the "Schedule 13D") filed with the Securities and Exchange Commission on October 31, 2001 regarding the common stock, par value $0.01 (the "Common Stock") of Cidco Incorporated, a Delaware corporation ("Issuer"). This Amendment is filed to report the increased ownership position of EarthLink, Inc., a Delaware corporation, through its wholly owned subsidiary, EarthLink Acquisition Sub, Inc., a Delaware corporation (collectively, "EarthLink"), in the Common Stock. Except as specifically amended hereby, the Schedule 13D shall remain unchanged and in full force and effect.

Item 2. Identity and Background.

    Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

      (a)—(c) and (f) The person filing this statement is EarthLink, including its officers, directors and control persons (such persons are listed in Appendix A hereto), hereinafter sometimes referred to as the "Reporting Persons."

      See Appendix A for EarthLink's state of organization, principal business, address of principal business, and address of principal office. Also included in Appendix A are the names, business addresses, present principal occupations or employment and name, principal business and address of corporation and citizenship of the individual Reporting Persons.

      (d)—(e) During the last five years, none of the Reporting Persons were convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, none of the Reporting Persons were a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States Federal or State securities laws or finding any violations with respect to such laws.

Item 5. Interest in Securities of the Issuer.

    Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

      (a) See Rows 11 and 13 of the Cover Page.

      (b) See Rows 7 through 10 of the Cover Page.

      (c) Pursuant to the terms and conditions of that certain Agreement and Plan of Merger, as amended, dated October 17, 2001 (the "Merger Agreement"), by and among EarthLink and Issuer, on October 31, 2001 EarthLink commenced a cash tender offer for 100 percent of the issued and outstanding Common Stock of Issuer for a purchase price of $.36 per share in cash (the "Offer"). In response to the Offer, Issuer stockholders tendered, and EarthLink purchased, 11,224,576 shares of Common Stock. This resulted in EarthLink's ownership of approximately 79.7 percent of Issuer's Common Stock, a quantity sufficient to transfer control of Issuer to EarthLink. The total consideration paid by EarthLink for the 11,224,576 shares was $4,040,847.36 cash.

      In addition, pursuant to that certain Stock Option Agreement dated October 17, 2001 between EarthLink and Issuer (the "Option Agreement"), EarthLink holds an option to purchase up to an additional 2,792,586 shares of Cidco's Common Stock (the "Option"), if, under certain circumstances, the Merger Agreement is terminated or Issuer's stockholders do not approve the merger with EarthLink. As such, should EarthLink exercise the Option in accordance with the Option Agreement, EarthLink could increase its ownership of Common Stock to 14,017,162 shares, or approximately 83 percent of the then issued and outstanding shares of Common Stock.

      As part of the two-step acquisition process set forth in the Merger Agreement, Issuer will hold a special stockholders' meeting to complete the merger with EarthLink. Upon obtaining the requisite majority approval by the Issuer stockholders, the remaining stockholders of Issuer will receive $.36 per share in cash upon the closing of the merger, which is expected to take place in mid-January 2002.

      (d) To the best knowledge of any of the Reporting Persons, no person other than EarthLink has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the shares of Common Stock reported in Item 5(b).

      (e) Not applicable.

    [Signature Page Follows]

SIGNATURE

    After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

EARTHLINK, INC.
Date: December 14, 2001	By:	/s/ SAMUEL R. DESIMONE, JR. Name: Samuel R. DeSimone, Jr. Title: Executive Vice President, General Counsel, Secretary

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  Item 2. Identity and Background.
  Item 5. Interest in Securities of the Issuer.
SIGNATURE